Exhibit 2

Trust and Beneficiary List

The following table persons other than the Reporting Persons who may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities held by the Reporting Persons.

Name of Trust	Current Beneficiary(ies)
The Goose Pond Trust	Perry Cohen and his descendants

Ronald M. Wright is the trustee of The Goose Pond Trust. The Current Beneficiaries of The Goose Pond Trust may be said to have a contingent economic interest in the securities of the Issuer held by such trust pursuant to their rights to receive certain income and principal from the relevant trust.